Sub-item 77I

WESTERN ASSET FUNDS, INC.
May 31, 2012
SUPPLEMENT TO THE SUMMARY PROSPECTUS AND PROSPECTUS OF
WESTERN ASSET LIMITED DURATION BOND FUND
Dated May 1, 2012

The last sentence of the legend on the cover of the Fund's Summary Prospectus is deleted and replaced with the following:

The fund's Prospectus, dated May 1, 2012, as supplemented on May 31, 2012, and as may be amended or further supplemented, the fund's statement of additional information, dated May 1, 2012, as supplemented on May 31, 2012, and as may be amended or further supplemented, and the independent registered public accounting firm's report and financial statements in the fund's annual report to shareholders, dated December 31, 2011, are incorporated by reference into this Summary Prospectus.

The information in footnote number four to the table entitled "Annual fund operating expenses" in the Fund's Summary Prospectus and Prospectus is deleted and replaced with the following:

The manager has agreed to waive fees and/or reimburse operating expenses (other than interest, brokerage commissions, taxes, extraordinary expenses and deferred organizational expenses) so that total annual operating expenses are not expected to exceed 0.85%, 1.60%, 0.80%, 1.10%, 0.55% and 0.45% for Class
A, C, FI, R, I and IS shares, respectively. These arrangements cannot be terminated prior to December 31, 2013 without the Board's consent. The manager currently intends to voluntarily waive fees and/or reimburse operating expenses (other than interest, brokerage commissions, taxes, extraordinary expenses and deferred organizational expenses) so that total annual operating expenses are not expected to exceed 0.72%, 0.52% and 0.43% for Class FI, I and IS shares, respectively. These arrangements are expected to continue until April 30, 2013 but may be terminated at any time by the manager. The manager is permitted to recapture amounts waived and/or reimbursed to a class within two years after the fiscal year in which the manager earned the fee or incurred the expense if the class' total annual operating expenses have fallen to a level below the limits described above. In no case will the manager recapture any amount that would result, on any particular business day of the fund, in the class' total annual expenses exceeding this limit or any other lower limit then in effect.

The information under the heading "More on fund management - Expense limitations" in the Prospectus of the Fund is deleted and replaced with the following:

The manager has agreed to waive fees and/or reimburse operating expenses (other than interest, brokerage commissions, taxes, extraordinary expenses and deferred organizational expenses) so that total annual operating expenses are not expected to exceed 0.85%, 1.60%, 0.80%, 1.10%, 0.55% and 0.45% for Class
A, C, FI, R, I and IS shares, respectively. These arrangements cannot be terminated prior to December 31, 2013 without the Board's consent. The manager currently intends to voluntarily waive fees and/or reimburse operating expenses (other than interest, brokerage commissions, taxes, extraordinary expenses and deferred organizational expenses) so that total annual operating expenses are not expected to exceed 0.72%, 0.52% and 0.43% for Class FI, I and IS shares, respectively. These arrangements are expected to continue until April 30, 2013 but may be terminated at any time by the manager. The manager is permitted to recapture amounts waived and/or reimbursed to a class within two years after the fiscal year in which the manager earned the fee or incurred the expense if the class'total annual operating expenses have fallen to a level below the limits described above. In no case will the manager recapture any amount that would result, on any particular business day of the fund, in the class' total annual expenses exceeding this limit or any other lower limit then in effect. The manager may waive additional fees and/or reimburse additional operating expenses to the extent required by applicable law.